Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING AND EXPLANATORY NOTES

Date:

Tuesday, 19 October 2021

Time:

9.00am (Melbourne time)

Location:

Due to Federal and State Government restrictions regarding gatherings and COVID-19, the meeting will be held virtually via web.lumiagm.com/301-689-713.

IN THIS DOCUMENT YOU WILL FIND:

(a)	a notice of annual general meeting; and

(b)	explanatory notes which have an explanation of and information about, the resolutions set out in the notice of annual general meeting.

Enclosed separately is a proxy form with attendance and registration details.

NOTICE OF ANNUAL GENERAL MEETING

The annual general meeting of Opthea Limited (Opthea or the Company), will be held on Tuesday, 19 October 2021 at 9.00am (Melbourne time).

This notice of annual general meeting (Notice) should be read in conjunction with the accompanying notes (including in relation to the required voting majorities, Directors’ recommendations and voting, voting exclusion statements, appointing the Chair as your proxy, how to vote and proxies), explanatory notes accompanying the resolutions to be put to Shareholders and the accompanying proxy form, all of which are incorporated in, and comprise part of, this Notice.

If you are unable to attend the annual general meeting, please complete and return the enclosed proxy form in accordance with the specified directions.

This Notice does not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with, among other things, the registration requirements of the U.S. Securities Act of 1933, as amended (Securities Act).

IMPORTANT NOTICE REGARDING ATTENDANCE AND THE VIRTUAL MEETING

Due to the global COVID-19 pandemic, the Company has taken steps to ensure all Shareholders can participate in the meeting virtually online while maintaining their health and safety and abiding by Federal and State Government requirements and guidelines regarding COVID-19. Shareholders will not be able to attend the meeting in person.

Shareholders do not need to attend the meeting physically in order to cast their votes or to participate in the meeting. Accordingly, the Company strongly encourages all Shareholders who wish to vote to do so by:

(a) participating in the virtual meeting and casting a vote online; or

(b) appointing the Chair as their proxy (and where desired, direct the Chair how to vote on a Resolution) by completing and returning the proxy form.

ATTENDING THE MEETING ONLINE

If you choose to participate online on the day of the meeting you will be able to view a live webcast of the meeting, ask the Directors questions online and submit your vote in real time.

To participate online you will need to visit web.lumiagm.com/301-689-713 on your smartphone, tablet or computer.

You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. For further instructions on how to participate online please view the online meeting user guide at www.computershare.com.au/virtualmeetingguide.

BUSINESS

1.	Financial statements and reports

To receive and consider:

(a)	the financial statements;

(b)	the Directors’ report; and

(c)	the Auditor’s report,

of Opthea for the year ended 30 June 2021.

2. Other business

To deal with any other business that may legally be brought before the annual general meeting in accordance with Opthea’s constitution and the Corporations Act 2001 (Cth) (Corporations Act).

RESOLUTIONS

3.	Re-Election of Director – Mr Michael Sistenich (Resolution 1)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Michael Sistenich be re-elected as a Director of the Company, who is retiring by rotation in accordance with article 58.1 of the Company’s constitution.

4.	Re-Election of Director – Mr Lawrence Gozlan (Resolution 2)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Lawrence Gozlan be re-elected as a Director of the Company, who is retiring by rotation in accordance with article 58.1 of the Company’s constitution.

5.	Election of Director – Dr Julia Haller (Resolution 3)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Julia Haller, appointed by the Board as a director of Opthea on June 1, 2021, and who will retire at the meeting in accordance with clause 57.2 of Opthea’s constitution, and being eligible, be elected as a director of Opthea.

6.	Election of Director – Ms Judith Robertson (Resolution 4)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That Judith Robertson, appointed by the Board as a director of Opthea on June 1, 2021, and who will retire at the meeting in accordance with clause 57.2 of Opthea’s constitution, and being eligible, be elected as a director of Opthea.

7.	Adoption of remuneration report (Resolution 5)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That, for the purposes of section 250R(2) of the Corporations Act and for all other purposes, the remuneration report for the Company for the year ended 30 June 2021 be adopted.

Note: In accordance with section 250R(3) of the Corporations Act, the vote on this Resolution will be advisory only and will not bind Opthea or its Directors.

8.	Approval and adoption of amended and restated long-term incentive plan (Resolution 6)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That for the purposes of ASX Listing Rule 7.2 and for all other purposes, the Shareholders approve the adoption of the Amended and Restated Long Term Incentive Plan included in this notice of meeting to replace the Company’s existing Long Term Incentive Plan.

9.	Approval of issue of performance rights awarded to Dr Megan Baldwin (Resolution 7)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That approval is given for all purposes, including for the purpose of ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act, to the issue of 1,600,000 performance rights to Dr Megan Baldwin on the terms and conditions set out in the explanatory notes which accompany this Notice.

Note: If approval is given under ASX Listing Rule 10.14 (which will be an effect of passing the above Resolution), approval is not required under ASX Listing Rules 7.1 and 10.11.

10.	Issue of options to Dr Julia Haller under the non-executive director share and option plan (Resolution 8)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That approval is given for all purposes, including for the purpose of ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act, to the issue of 2,000,000 options to Dr Julia Haller, to acquire by way of issue upon exercise of the options, a like number of fully paid ordinary shares in the Company, pursuant to the Company’s non-executive Director share and option plan (NED Plan), on the terms set out in the explanatory notes which accompany this Notice.

Note: If approval is given under ASX Listing Rule 10.14 (which will be an effect of passing the above Resolution), approval is not required under ASX Listing Rules 7.1 and 10.11.

11.	Issue of options to Ms Judith Robertson under the non-executive director share and option plan (Resolution 9)

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

That approval is given for all purposes, including for the purpose of ASX Listing Rule 10.14 and sections 200B and 200E of the Corporations Act, to the issue of 2,000,000 options to Ms Judith Robertson, to acquire by way of issue upon exercise of the options, a like number of fully paid ordinary shares in the Company, pursuant to the Company’s NED Plan, on the terms set out in the explanatory notes which accompany this Notice.

Note: If approval is given under ASX Listing Rule 10.14 (which will be an effect of passing the above Resolution), approval is not required under ASX Listing Rules 7.1 and 10.11.

By order of the Board 13 September 2021.

Karen Adams

Company Secretary

NOTES

REQUIRED VOTING MAJORITIES

All of the Resolutions require a simple majority of the eligible votes cast by Shareholders present and voting at the meeting, whether in person, by proxy or attorney, or in the case of corporate Shareholders or proxies, by a natural person representative, to be cast in favour of the relevant Resolution.

DIRECTORS’ RECOMMENDATIONS AND VOTING

Resolution 1 – Re-election of Director – Mr Michael Sistenich

The Board (Mr Sistenich abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 1.

Resolution 2 – Re-Election of Director – Mr Lawrence Gozlan

The Board (Mr Gozlan abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 2.

Resolution 3 – Election of Director – Dr Julia Haller

The Board (Dr Haller abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 3.

Resolution 4 – Election of Director – Ms Judith Robertson

The Board (Ms Robertson abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 4.

Resolution 5 – Adoption of remuneration report

The Board unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 5.

Voting exclusions apply to members of the KMP, details of whose remuneration are included in the remuneration report as well as Closely Related Parties of such members.

Closely Related Parties of a member of the KMP include certain family members, dependents as well as companies they control. Voting exclusions also apply to members of the Company’s KMP and their Closely Related Parties voting as proxies on this Resolution. See the section below headed ‘Voting Exclusion Statements’ for further details.

Resolution 6 – Approval and adoption of amended and restated long-term incentive plan

The Board unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 6.

Resolution 7 – Approval of issue of performance rights awarded to Dr Megan Baldwin

The Board (Dr Baldwin abstaining) unanimously recommends that all Shareholders entitled to vote, vote in favour of Resolution 7.

Voting exclusions apply to certain persons. See the section below headed ‘Voting Exclusion Statements’ for further details.

Resolutions 8 and 9 – Issue of options to Dr Julia Haller and Ms Judith Robertson under the non-executive director share and option plan

Dr Julia Haller and Ms Judith Robertson decline to make a recommendation to Shareholders in relation to Resolutions 8 and 9 so as to avoid any perceived conflict of interest in making a recommendation on the issue of options to non-executive Directors pursuant to the NED Plan.

Ms Megan Baldwin (being the only Director not eligible to participate in the NED Plan), considers the issue of options to Dr Julia Haller and Ms Judith Robertson in these circumstances to be appropriate and reasonable and recommends you vote in favour of Resolutions 8 and 9.

Voting exclusions apply to certain Directors and their associates voting and also to members of the Company’s KMP and their Closely Related Parties voting as proxies on Resolutions 8 and 9. See the section below headed ‘Voting Exclusion Statements’ for further details.

VOTING EXCLUSION STATEMENTS

Resolution 5 – Adoption of remuneration report

Opthea will disregard any votes cast on Resolution 4 by or on behalf of:

(a)	a member of the KMP, details of whose remuneration are included in the Company’s remuneration report for the year ended 30 June 2021; or

(b)	a Closely Related Party of such a member.

However, the Company will not disregard the vote of a person described in paragraph (a) or (b) above on the Resolution if the vote is not cast on behalf of a person described in either paragraph and either:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)	the person is the Chair of the meeting and the appointment of the Chair as proxy:

(i)	does not specify the way the proxy is to vote on the Resolution; and

(ii)	expressly authorizes the Chair to exercise the proxy even if the Resolution is connected directly or indirectly with the remuneration of a member of the KMP.

Resolution 6 – Approval and adoption of amended and restated long-term incentive plan

The Company will disregard any votes cast in favour of this Resolution by a person who is eligible to participate in the Amended and Restated Long Term Incentive Plan.

Resolution 7– Approval of issue of performance rights awarded to certain Dr Megan Baldwin

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Dr

Baldwin (being a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the LTIP or Amended and Restated LTIP (as the case may be)).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 8 – Issue of options to Dr Julia Haller under the non-executive director share and option plan

Listing Rule requirements:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Dr Haller (being a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the NED Plan).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Corporations Act requirements:

A vote on Resolution 8 must not be cast (in any capacity) by or on behalf of Dr Haller (or her nominee(s)) or any of her associates.

However, a vote may be cast by such a person if:

(a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Dr Haller (or her respective nominee(s)) or an associate of those persons.

Resolution 9 – Issue of options to Ms Judith Robertson under the non-executive director share and option plan

Listing Rule requirements:

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Ms Robertson (being a person referred to in Listing Rule 10.14.1, 10.14.2 or 10.14.3 who is eligible to participate in the NED Plan).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with the directions given to the proxy or attorney to vote on this Resolution in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Corporations Act requirements:

A vote on Resolution 9 must not be cast (in any capacity) by or on behalf of Ms Robertson (or her nominee(s)) or any of their respective associates.

However, a vote may be cast by such a person if:

(a)	the person is appointed as proxy by writing that specifies the way the proxy is to vote on the Resolution; and

(b)	it is not cast on behalf of Ms Robertson (or her respective nominee(s)) or an associate of those persons.

Resolutions 8 and 9 – Restrictions on KMP proxy voting

In addition to the voting restrictions specified above, a member of the KMP of the Company and any of their Closely Related Parties must not vote as a proxy on Resolutions 8 or 9 unless the proxy appointment specifies the way the proxy is to vote on the Resolution.

However, the restriction outlined in the previous paragraph does not apply if:

(a)	the proxy is the Chair of the meeting; and

(b)	the proxy appointment expressly authorises the Chair to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a member of the Company’s KMP.

APPOINTING THE CHAIR AS YOUR PROXY

If you appoint the Chair of the meeting as your proxy and you do not specify how the Chair is to vote on a Resolution, the proxy appointment expressly authorizes the Chair to exercise the proxy even if the Resolution may be connected directly or indirectly with the remuneration of a member of the KMP of the Company.

The Chair intends to vote all available and undirected proxies in favour of all Resolutions, subject to the above voting exclusions. In exceptional circumstances the Chair’s intentions may change subsequently. If there is a change to how the Chair intends to vote undirected proxies, the Company will make an immediate announcement to ASX stating that fact and explaining the reasons for the change.

ATTENDANCE

The meeting will be held via an online platform provided by Opthea’s share registrar, Computershare Investor Services Pty Limited (Computershare) at web.lumiagm.com/301-689-713, which will provide a reasonable opportunity for Shareholders to participate. Shareholders attending the meeting via the online platform will be able to hear any discussion, submit written questions and vote. We will endeavour to address appropriate questions at the meeting.

We strongly recommend that Shareholders who wish to participate log in to the online portal at least 15 minutes prior to the scheduled start time.

More information regarding virtual attendance at the meeting (including how to vote and ask questions) is available at www.computershare.com.au/virtualmeetingguide.

HOW TO VOTE

Shareholders can vote at the meeting:

(a)	through the online platform; or

(b)	by appointing a proxy (see below).

Voting entitlements

Opthea has determined that for the purposes of voting at the meeting or at any adjourned meeting, Shares will be taken to be held by those persons recorded on the register of members at the Voting Entitlement Time (as specified below).

Voting Entitlement Time

In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), all securities of the Company that are quoted on ASX at 7pm (Melbourne time) on Sunday 17 October 2021 (the Voting Entitlement Time), are taken, for the purposes of the above meeting, to be held by the persons who held them at that time. Only those persons will be entitled to vote at the meeting on Tuesday, 19 October 2021.

All resolutions will be by poll

Each resolution considered at the meeting will be conducted by a poll, rather than on a show of hands.

Joint holders

When joint holders are named in the register of members only one joint holder may vote. If more than one of the joint holders is present at the meeting, only the person whose name appears first in the register of members will be entitled to vote. If more than one holder votes at the meeting, only the vote of the first named of the joint holders in the register of members will be counted.

Voting in person or by attorney

Shareholders or their attorneys wishing to vote in person should attend the meeting and can vote through the online platform.

Voting by corporate representative

Corporate Shareholders or proxies wishing to vote by corporate representative should:

(a)	obtain an appointment of corporate representative form from Computershare;

(b)	complete and send the form in accordance with the instructions on the form.

PROXIES

1.	A Shareholder entitled to attend and vote at the meeting has a right to appoint not more than two proxies to attend and vote in the Shareholder’s place.

2.	The proxy need not be a Shareholder of the Company. A proxy may be an individual or a body corporate.

3.

A Shareholder who is entitled to cast two or more votes may appoint up to two proxies to attend and vote at the meeting and, in the case of such an appointment, should specify the proportion or number of votes each proxy is appointed to exercise. If no such proportion or number is specified, each proxy may exercise half of the votes. Fractions of votes will be disregarded.

4.	Where a Shareholder appoints two proxies, on a poll each proxy may only exercise votes in respect of those Shares or voting rights the proxy represents.

5.

A proxy may decide whether to vote on an item of business, except where the proxy is required by law or the constitution to vote, or abstain from voting, in his or her capacity as proxy. If a proxy is directed how to vote on an item of business, the proxy may only vote on the item as directed. If a proxy is not directed how to vote on an item of business, the proxy may vote as he or she thinks fit.

6.

If the abstention box on the proxy form for any item of business is marked, the proxy will be directed not to vote on a poll and the relevant Shares will not be counted in calculating the required majority on a poll.

7.	Shareholders who intend to appoint the
Company’s Chair as proxy (including an appointment by default) should have regard to the information above under the heading ‘Appointing the Chair as your proxy’.

8.	The proxy form included in this Notice must be signed by the Shareholder or the Shareholder’s attorney and, in the case of a joint holding, by each of the joint holders.

9.

If the proxy form is signed by the Shareholder but does not name the proxy or proxies in whose favour it is given, or the proxy does not attend the meeting, the Chair may either act as proxy or complete the proxy form by inserting the name of a Director or the Company Secretary of Opthea.

10.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the member votes on a Resolution, the proxy must not vote as the member’s proxy on that Resolution.

11.	To be valid, a proxy form signed under a power of attorney or other authority (if any) must be accompanied by the signed power of attorney, or a certified copy of the power of attorney.

12.

Proxies given by a corporation must be signed either under seal or under the hand of a duly authorized attorney. In addition, should the constitution of a corporation permit the execution of documents without using a common seal, the documents must be signed by two directors or a director and a company secretary, or for a proprietary company that has a sole director who is also a company secretary, that sole director.

13.	If a body corporate is appointed as proxy, please write the full name of that body corporate (e.g. Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

(a)	appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act; and

(b)	provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

If no such evidence is received before the meeting, then the body corporate (through its representative) will not be permitted to act as your proxy.

14.

Shareholders wishing to vote by proxy must complete, sign, and deliver the enclosed personalised proxy form in accordance with the instructions on the form so that it is received prior to9.00am Melbourne time on Sunday, 17 October 2021 by:

(a)	online voting at: www.investorvote.com.au;

(b)	intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com;

(c)	post in the reply-paid envelope provided, to:

Opthea Limited

C/– Computershare Investor Services Pty Limited

GPO Box Reply Paid 242 Melbourne, Victoria, 3001; or

(d)	fax, to:

Opthea Limited

C/– Computershare Investor Services

Pty Limited

on 1800 783 447 (within Australia) or;

+61 3 9473 2555 (outside Australia).

RECORDING DEVICES

In the absence of special permission, the Chair will require that any recording or broadcasting device (including tape recorders, mobile telephones, still cameras and video cameras) and any article which may be dangerous, offensive or liable to cause disruption, be turned off.

QUESTIONS AND COMMENTS BY SHAREHOLDERS AT THE MEETING

1.

In accordance with the Corporations Act, a reasonable opportunity will be given to Shareholders as a whole to ask questions about or to make comments upon the management of the Company including the remuneration report and the Resolutions at the meeting.

2.

Shareholders may also provide written questions to the Company to be submitted no later than 9am (Melbourne time) on Monday, 11 October 2021, and should be submitted to: OPT2021AGM@computershare.com.au

3.

Any Shareholders who would like to submit a written question to Opthea’s auditor, Deloitte Touche Tohmatsu (Auditor), in relation to its conduct of the external audit of the Company’s financial statements for the year ended 30 June 2021, or the content of its audit report, may do so:

(a)	by mail or delivery to:

Computershare Investor Services Pty Limited GPO Box 242, Melbourne, Victoria, 3001, Australia; or

(b)	by email to:

OPT2021AGM@computershare.com.au

4.	Written questions to the Auditor must be received by no later than 9am (Melbourne time) on Monday, 11 October 2021.

5.

The Auditor may answer relevant submitted questions at the meeting or may table a written answer to those questions at the meeting. Any written answers tabled will be made available as soon as practicable after the meeting by posting them on the Company’s website.

DEFINITIONS

Words that are defined in the Glossary have the same meaning when used in this Notice unless the context requires, or the definitions in the Glossary provide, otherwise.

EXPLANATORY NOTES

These explanatory notes accompany and form part of, and should be read together with, the Notice.

The Corporations Act requires the financial report (which includes the financial statements and Directors’ declaration), the Directors’ report and Auditor’s report to be laid before the annual general meeting. There is no requirement either in the Corporations Act or Opthea’s constitution for Shareholders to approve the financial report, the Directors’ report or the Auditor’s report. Rather, the purpose of presenting the reports is to give Shareholders an opportunity at the meeting to ask questions and to make comments on these reports.

Time will be allocated in the annual general meeting to deal with any business that may legally be brought before the annual general meeting in accordance with Opthea’s constitution and the Corporations Act.

RESOLUTION 1

Re-election of Director – Mr Michael Sistenich

Mr Michael Sistenich was appointed non-executive Director of Opthea in November 2015 and is chairman of Remuneration Committee.

Pursuant to article 58.1 of Opthea’s constitution, at the close of each annual general meeting one third of the Directors must retire from office by rotation. The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election. Accordingly, Mr Sistenich offers himself for re-election as a Director.

(a) Biography

Mr Michael Sistenich

Mr Sistenich was appointed non-executive director of Opthea in November 2015 and is Chairman of the remuneration and audit committees. Michael Sistenich has advised a wide range of global institutions, high net worth individuals and companies on healthcare investments over the past 20 years. He is a healthcare specialist in international investment management and investment banking and led the Bell Potter team which advised the Company through the $17.4 million capital raising in November 2014. Michael Sistenich is currently chairman of the board of Enlitic Inc, and previously served as director of International Equities and Head of Global Healthcare Investments at DWS Investments, Deutsche Bank Frankfurt. Michael has long standing capital market connections and experience in the global healthcare investment community.

(b) Other current directorships

Mr Sistenich does not currently hold directorships in any other listed companies

(c) Independence

Mr Sistenich is not considered to have any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect his capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company and its Shareholders. Accordingly, the Board considers that Mr Sistenich is an independent Director.

Recommendation

The Board (Mr Sistenich abstaining) unanimously supports the re-election of Mr Sistenich as a Director and recommends that all Shareholders vote in favour of Resolution 1.

RESOLUTION 2

Re-Election of Director – Mr Lawrence Gozlan

Mr Lawrence Gozlan was appointed as a non-executive Director of Opthea on 24 July 2020. Pursuant to article 58.1 of Opthea’s constitution, at the close of each annual general meeting one third of the Directors must retire from office by rotation. The Directors to retire by rotation at an annual general meeting are those Directors who have been longest in office since their last election. Accordingly, Mr Gozlan offers himself for re-election as a Director.

(a) Biography

Mr Lawrence Gozlan

Mr Gozlan was appointed as a director on 24 July 2020. Mr Gozlan, a leading biotechnology investor and advisor, is the Life Sciences Investment Manager at Jagen Pty Ltd, an international private investment organisation. Mr Gozlan is also the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the life sciences industry. Prior to this, Mr Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over AU$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking, and gained senior corporate finance experience advising life science companies at Deloitte. Mr Gozlan holds a Bachelor of Science with Honours in microbiology and immunology from the University of Melbourne.

(a) Other current directorships

Mr Gozlan is currently a director of Alterity Therapeutics Limited.

(b) Independence

Mr Gozlan is not considered to have an interest, position or relationship that might influence or reasonably be perceived to influence in a material respect his capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company and its Shareholders. Accordingly, the Board considers that Mr Gozlan is an independent Director.

Recommendation

The Board (Mr Gozlan abstaining) unanimously supports the re-election of Mr Gozlan as a Director and recommends that all Shareholders vote in favour of Resolution 2.

RESOLUTION 3

Election of Director – Dr Julia Haller

Dr Julia Haller was appointed as a non-executive Director of Opthea on 1 June 2021. Dr Haller retires at this meeting as required pursuant to clause 57.2 of Opthea’s constitution which states that a Director appointed by the Directors under clause 57.1 will hold office until the end of the next annual general meeting of the Company. Being eligible, Dr Haller offers herself for election as a Director.

(a) Biography

Dr Julia Haller

Dr Haller was appointed non-executive director of Opthea in June 2021. Since 2007, Dr Haller has served as Ophthalmologist-in-Chief and Endowed Chair at Wills Eye Hospital in Philadelphia. She is Professor and Chair of the Department of Ophthalmology at the Sidney Kimmel Medical College at Thomas Jefferson University as well as a director of Bristol Myers Squibb. She is a member of the National Academy of Medicine and serves on several prestigious boards including the board of the John Hopkins Medical and Surgical Association, the Association of University Professors of Ophthalmology, the College of Physicians of Philadelphia, and the Society of Heed Fellows. She is President of the Women in Medicine Legacy Foundation and a member of the National Academy of Medicine. Previously Dr Haller was a director of Celgene Corporation and Professor of Ophthalmology, Johns Hopkins University School of Medicine, The Wilmer Eye Institute, where she directed the Retina Fellowship Training Program from 2001-2007. Dr Haller received a B.A. from Princeton University, graduating magna cum laude, and completed her medical training at Harvard Medical School.

(b) Other current directorships

Dr Haller is currently a director of Eyenovia (NASDAQ) and Bristol Myers Squibb (NYSE).

(c) Independence

Dr Haller is not considered to have any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect her capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company and its Shareholders. Accordingly, the Board considers that Dr Haller is an independent Director.

Recommendation

The Board (Dr Haller abstaining) unanimously supports the re-election of Dr Haller as a Director and recommends that all Shareholders vote in favour of Resolution 3.

RESOLUTION 4

Election of Director – Ms Judith Robertson

Ms Judith Robertson was appointed as a non-executive Director of Opthea on 1 June 2021. Ms Robertson retires at this meeting as required pursuant to clause 57.2 of Opthea’s constitution which states that a Director appointed by the Directors under clause 57.1 will hold office until the end of the next annual general meeting of the Company. Being eligible, Ms Robertson offers herself for election as a Director.

(d) Biography

Judith Robertson

Ms Robertson was appointed non-executive director of Opthea in June 2021. Ms Robertson was most recently Chief Commercial Officer of Eleusis Ltd. and serves on the board of Durect Corporation, a NASDAQ listed company developing therapies for acute organ injury and chronic liver diseases. She was previously Chief Commercial Officer of Aerie Pharmaceuticals where she oversaw the launch of Rhopressa®, the first product in 20 years to target a new mechanism of action for the treatment of glaucoma, and the launch of the combination product Rocklatan®, the first fixed-dose combination of a prostaglandin and ROCK inhibitor for the reduction of intraocular pressure (IOP) in patients with open-angle glaucoma or ocular hypertension. Prior to Aerie, Ms Robertson was Vice President Immunology and Ophthalmology Global Commercial Strategy Leader at Johnson and Johnson, Janssen Pharmaceuticals, and Vice President, Ophthalmology Global Business Franchise Head at Novartis (formerly Alcon). Ms Robertson’s prior experience also includes sales and marketing roles at Novartis, Bristol Myers Squibb and Searle USA. Ms Robertson earned a B.A. with honours from Ryerson University, Canada. She also holds an MBA from Northwestern University, Kellogg School of Management.

(e) Other current directorships

Ms Robertson is currently a director of Durect (NASDAQ).

(f) Independence

Ms Robertson is not considered to have any interest, position or relationship that might influence or reasonably be perceived to influence in a material respect her capacity to bring an independent judgement to bear on issues before the Board and to act in the best interests of the Company and its Shareholders. Accordingly, the Board considers that Ms Robertson is an independent Director.

Recommendation

The Board (Ms Robertson abstaining) unanimously supports the re-election of Ms Robertson as a Director and recommends that all Shareholders vote in favour of Resolution 4.

RESOLUTION 5

Adoption of remuneration report

Section 250R(2) of the Corporations Act requires the Company to put to its Shareholders a resolution that the remuneration report as disclosed in the Company’s 2021 annual report be adopted. The remuneration report is set out on pages 22 to 25 of the 2021 Annual Report which is available at: https://www.opthea.com/annual-reports/ and which has been sent to those Shareholders who have requested the annual report in hard copy form.

Please note that the Corporations Act provides that the vote on this Resolution is advisory only and does not bind the Directors or the Company. The Chair will allow a reasonable opportunity for Shareholders to ask questions about, or make comments on, the remuneration report at the meeting. The Company will take the outcome of the vote on Resolution 4 into consideration and the comments made by Shareholders at the meeting when reviewing the Company’s remuneration practices and policies.

In accordance with the Corporations Act, if twenty-five per cent (25%) or more of the eligible votes cast are voted against the adoption of the Company’s remuneration report at two consecutive annual general meetings, Shareholders will be required to vote at the second of those annual general meetings on a resolution that another meeting of Shareholders be held within 90 days at which all of the Company’s Directors (other than the Managing Director and Chief Executive Officer) who were in office at the date of issue of the relevant second consecutive remuneration report must be put up for re-election.

Recommendation

Noting that each Director has a personal interest in his/her own remuneration from the Company, the Directors recommend that all Shareholders vote in favour of Resolution 5, approving the adoption of the Company’s 2021 remuneration report.

RESOLUTION 6

Adoption of amended and restated long-term incentive plan

Background

The management team of the Company has recommended that the Company’s existing long-term incentive plan (LTIP) is amended and restated its entirely through the adoption of an Amended and Restated Long-Term Incentive Plan (the Amended and Restated LTIP). The Amended and Restated LTIP is substantially the same as the Company’s existing LTIP, except that it (i) expands on the types of options and rights that can be granted to eligible employees thereunder from time to time and (ii) allows the options and rights granted pursuant thereto to be options and rights for American Depositary Shares (ADSs) in addition to the ordinary shares of the Company.

Shareholder approval

Listing Rule 7.1 provides that, subject to exceptions, a listed company cannot issue or agree to issue equity securities equivalent or greater than 15% of the total equity securities of the Company on issue in any 12-month period without obtaining Shareholder approval.

The Company now seeks Shareholder approval under Listing Rule 7.1 to adopt the Amended and Restated LTIP, thereby allowing the Company to satisfy Exception 13 of Listing Rule 7.2.

If Resolution 6 is passed, the Company may issue options or rights under the approved Amended and Restated LTIP (up to the maximum specified below) and such issuance will not be included in any calculation as to the number of equity securities the Company may issue under Listing Rule 7.1 without obtaining shareholder approval.

If Resolution 6 is not passed, the Company may still issue options or rights under the approved Amended and Restated LTIP, but such issuance will be included in any calculation as to the number of equity securities the Company may issue under Listing Rule 7.1 without obtaining shareholder approval.

Requirements of ASX Listing Rule 7.2

Exception 13 in Listing Rule 7.2 provides that there will be an exception to the prohibition in Listing Rule 7.1 where Shareholder approval has been given for an employee incentive scheme within 3 years of the issue date.

In accordance with Exception 13 in Listing Rule 7.2, the following information is provided:

(a)

Under the terms of the Amended and Restated LTIP, the Board will be authorised to, at its discretion and subject to the terms of the Amended and Restated LTIP, issue to eligible employees’ rights and/or options, which such options and/or rights may be for ADSs of the Company and/or ordinary shares of the Company. A copy of the Amended and Restated LTIP has been attached for further detail;

(b)	There have been no securities issued under the Amended and Restated LTIP. It is proposed to issue Megan Baldwin certain performance rights as described below in respect of Resolution 7; and

(c)

The maximum number of option, rights or other securities that may be issued under the scheme following its approval is 10% of the current shares of the Company on issue on a fully diluted basis, currently 35,100,354.

The terms of the Amended and Restated LTIP are annexed to this notice of meeting.

A voting exclusion statement is included in this Notice.

Recommendation

The Board (Dr Baldwin abstaining) believes that Resolution 6 is in the best interests of the Company and unanimously recommended that Shareholders vote in favour of this Resolution.

RESOLUTION 7

Issue of issue of performance rights awarded to Megan Baldwin

Background

The Board has deemed it advisable and in the best interests of the Company to issue certain performance rights to Dr Megan Baldwin under the Amended and Restated LTIP (if approved) and otherwise under the existing LTIP as part of her compensation package for her services to the Company as Chief Executive Officer and Managing Director

ASX Listing Rule 10.14

ASX Listing Rule 10.14 provides that an entity must not permit a Director of the Company to acquire equity securities under an employee incentive scheme without the approval of its Shareholders.

Accordingly, Resolution 7 is being put to Shareholders for the purpose of approving the issuance of performance rights in respect of fully paid ordinary shares to Dr Megan Baldwin.

If Resolution 7 is passed, the Company will be able to proceed with the grant of the performance rights (and on the terms) described in this notice of meeting and Dr Baldwin will receive the long term incentives which the Board has determined is in the best interests of the Company to issue to her. The performance rights approved by shareholders will be issued no later than 3 years after the date of the meeting.

If Resolution 7 is not passed, the Company will not be able to proceed with the grant of the performance rights described in this notice of meeting and Dr Baldwin will not receive the long term incentives which the Board has determined is in the best interests of the Company to issue to her.

Requirements of ASX Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolution 7:

(a)	the name of the person: Dr Megan Baldwin or her respective nominees;

(b)	which category in rules 10.14.1 – 10.14.3 the person falls within and why: Dr Megan Baldwin falls under category 10.11.1 – a related party (director);

(c)	the number and class of securities proposed to be issued: the maximum number of performance rights to be issued to Dr Baldwin under this approval is 1,600,000;

(d)

current total remuneration package: Dr Baldwin has a base salary of A$453,200 (and 9.5% superannuation of A$43,035) and is eligible for a bonus of up to 50% of base salary based on achievement of agreed KPIs.

(e)	Dr Baldwin currently has 3,839,398 shares and 3,000,000 options previously granted under the LTIP;

(f)	if the securities are not fully paid ordinary securities:

(i)

a summary of the material terms of the securities: the terms of the Amended and Restated LTIP under which the performance rights are intended to be granted are set out in Annexure A. Otherwise, the performance rights will be granted under the existing LTIP.

The performance rights to be issued will vest in accordance with the following:

•	300,000 performance rights will vest on a straight-line basis calculated over 3 years and conditional on Dr Baldwin’s continued employment with the Company;

•	150,000 performance rights will vest upon completion of recruitment for the Phase 3 SHORE trial;

•	150,000 performance rights will vest upon completion of recruitment for the Phase 3 COAST trial;
•	400,000 performance rights will vest upon the read-out of the Phase 3 SHORE trial;

•	400,000 performance rights will vest upon the read-out of the Phase 3 COAST trial;

•	200,000 performance rights will vest upon receipt of FDA approval for OPT-302; and

•	the performance rights will expire 10 years after the date they are issued.

(ii)

an explanation of why performance rights are being used: The use of performance rights grants is to align the CEO remuneration with the creation of shareholder value as the value of the performance rights granted to Dr Baldwin is linked to the performance of Opthea. Further, partial vesting of the Performance Rights has been closely aligned to key milestones in the development of OPT-302;

(iii)

the value Opthea attributes to that security and its basis: under the terms of the Amended and Restated LTIP (or the LTIP, as the case may be), no consideration is payable on the grant or vesting of each performance right. Performance rights granted are accounted for at the fair value at grant date in accordance with the relevant accounting standard AASB 2: Share-based payment. The fair value takes into account the underlying share price, risk free interest rate, volatility of the underlying share price and expected dividends. The fair value of the rights are expensed in Opthea’s Income Statement over the applicable vesting period;

(g)

date of issue of securities: the performance rights will be issued to Dr Baldwin as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting);

(h)	price at which the entity will issue the securities: no monetary consideration will be payable by Dr Baldwin for the issue of the performance rights;

(i)	summary of the material terms of the scheme: see Explanatory Notes in respect of Resolution 6 and Annexure A;

(j)	loans: the Company will not grant any loans in connection with the grant of performance rights.

Statement

Details of any performance rights issued to Dr Baldwin will be published in each annual report of the Company and it will be noted that approval for the performance rights (and any issue of Shares upon vesting) was obtained under ASX Listing Rule 10.14.

Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the Amended and Restated LTIP (or the LTIP, as the case may be) after this resolution is approved and who were not named in this notice of meeting will not participate until approval is obtained under that rule.

A voting exclusion statement is included in this Notice.

Termination Benefit

Sections 200B and 200E of the Corporations Act prohibit the Company from giving a benefit to a person who holds (or has held in the previous 3 years) a managerial or executive office with the Company or its subsidiaries, if that benefit is given in connection with that person’s retirement from office and is in excess of that person’s average annual base salary over the relevant period, unless the benefit is approved by Shareholders.

In accordance with the terms of the Amended and Restated LTIP (or the LTIP, as the case may be), the Board may have discretion as to whether performance rights lapse in the circumstance where an officer ceases to be an officer within the Opthea group for any reason. Shareholder approval is therefore sought under sections 200B and 200E of the

Corporations Act to allow for the Board to exercise its discretion to allow vesting of the performance rights in the event of cessation of the employment of Dr Baldwin (which would otherwise be deemed, and treated as, a termination benefit).

The value of any benefit which may be given to Dr Baldwin resulting from a determination by the Board that performance rights held by her will not lapse upon cessation of office cannot presently be ascertained. However, matters, events and circumstances that will, or are likely to, affect the calculation of that value are:

(a)	the number of performance rights held by Dr Baldwin prior to cessation of her employment and which would have otherwise lapsed;

(b)	the date when, and circumstances in which, Dr Baldwin ceases to hold office; and

(c)	the market price of the Company’s shares on ASX on the date the Board determines not to allow the relevant performance rights to lapse.

Recommendation

The Board (Dr Baldwin abstaining) considers the approval of the issue of performance rights to be appropriate and reasonable and recommends you vote in favour of Resolution 7.

RESOLUTIONS 8 AND 9

Issue of options to Dr Julia Haller and Ms Judith Robertson under the non-executive Director share and option plan

Background

At the 2014 Annual General Meeting, Shareholders approved the implementation of the NED Plan under which present and future non-executive Directors may:

(a)

elect to receive newly issued Shares or options to acquire newly issued Shares in lieu of receiving some or all of their entitlement to their Director’s existing cash remuneration (in accordance with article 61.8 of the Company’s constitution) (Securities Issued In Lieu);

(b)

be awarded newly issued Shares or options to acquire newly issued Shares in lieu of additional cash remuneration in respect of services provided to the Company which in the opinion of the Board are outside the scope of the ordinary duties of the relevant Director (in accordance with article 61.5 of the Company’s constitution); and/or

(c)	otherwise be awarded newly issued Shares or options to acquire newly issued Shares as part of the Directors’ remuneration in addition to any existing cash remuneration paid to Directors (if any).

In the interests of retaining them as suitably qualified and experienced Directors, the Board approved, subject to receipt of necessary Shareholder approval, to grant Dr Julia Haller and Ms Judith Robertson 2,000,000 options each under the NED Plan subject to certain vesting conditions and exercise conditions.

The options issued to Dr Julia Haller are to be issued with an exercise price equivalent to the five-day VWAP as at the grant date.

The options issued to Ms Judith Robertson are to be issued with an exercise price equivalent to the five-day VWAP as at the grant date.

The vesting and exercise conditions in respect of the options issued to Dr Julia Haller and Ms Judith Robertson (respectively) are as follows:

(a)	the options will be granted as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting);

(b)	500,000 options will vest on the grant date;

(c)	1,500,000 options will vest equally over three years;

(d)	once vested, the options are exercisable any time during the four years after the grant date.

The options will otherwise be granted on terms and conditions consistent with the NED Plan.

ASX Listing Rule 10.14

ASX Listing Rule 10.14 provides that an entity must not permit a Director of the Company to acquire equity securities under an employee incentive scheme without the approval of its Shareholders. Accordingly, Resolutions 8 and 9 are being put to Shareholders for the purpose of approving the acquisition of options over fully paid ordinary shares, pursuant to the NED Plan, to certain non-executive Directors.

If Resolution 8:

•	is passed, the Company will be able to proceed with the grant of the options (and on the terms) described in this notice of meeting and Dr Haller will receive the options.

•	is not passed, the Company will not be able to proceed with the grant of the options described in this notice of meeting and Dr Haller will not receive the Option.

If Resolution 9:

•	is passed, the Company will be able to proceed with the grant of the options (and on the terms) described in this notice of meeting and Ms Robertson will receive the options.

•	is not passed, the Company will not be able to proceed with the grant of the options described in this notice of meeting and Ms Robertson will not receive the options.

The options approved by shareholders will be issued no later than 3 years after the date of the meeting.

Requirements of ASX Listing Rule 10.15

In accordance with Listing Rule 10.15, the following information is provided in relation to Resolutions 8 and 9:

(a)	the name of the person: Dr Julia Haller and Ms Judith Robertson (respectively) or each of their respective nominees;

(b)	which category in rules 10.14.1 – 10.14.3 the person falls within and why: each of Dr Julia Haller and Ms Judith Robertson fall under category 10.11.1 – a related party (director);

(c)

the number and class of securities proposed to be issued: the maximum number of options that can be acquired by participating non-executive Directors under this approval is 4,000,000 options (in aggregate), 2,000,000 to be issued to Dr Julia Haller and 2,000,000 to be issued to Ms Judith Robertson;

(d)	current total remuneration package:

(i)	Dr Julia Haller: US$55,000 (which includes US$5000 for member of Committee); and

(ii)	Ms Judith Robertson: US$55,000 (which includes US$5,000 for member of Committee);

(e)	number of securities that have previously been issued: no securities have previously been issued to either of Dr Julia Haller or Ms Judith Robertson under the NED Plan;

(f)	if the securities are not fully paid ordinary securities:

(i)	a summary of the material terms of the securities: the terms of the options are set out in the NED Plan—see Annexure A;

(ii)

an explanation of why options are being used: under their remuneration packages, Dr Julia Haller and Ms Judith Robertson are eligible to participate in the NED Plan. The use of options in the NED Plan is to align director remuneration with the creation of shareholder value as the value of the options granted to each of Dr Haller and Ms Robertson (and therefore the potential issuance of Shares to each of Dr Haller and Ms Robertson) is linked to the performance of Opthea. In addition, in order for Opthea to attract and retain quality directors, particularly from a US perspective, the issuance of options forms part of a desirable remuneration package;

(iii)

the value Opthea attributes to that security and its basis: under the terms of the NED Plan, no consideration is payable on the grant and, if they vest, the exercise price for each option is payable on exercise of each option. Options granted under the NED Plan are accounted for at the fair value at grant date in accordance with the relevant accounting standard AASB 2: Share-based payment. The fair value takes into account the underlying share price, risk free interest rate, volatility of the underlying share price and expected dividends. The fair value of the options are expensed in Opthea’s Income Statement over the applicable vesting period;

(g)

date of issue of securities: the options under the NED Plan will be issued to each of Dr Julia Haller and Ms Judith Robertson as soon as practicable after the date of the annual general meeting (with the grant date being the date of the annual general meeting);

(h)	price at which the entity will issue the securities: no monetary consideration will be payable by non-executive Directors for the issue of the options granted under the NED Plan;

(i)	summary of the material terms of the scheme: see Annexure A;

(j)	loans: the Company will not grant any loans in connection with the acquisition of options under the NED Plan.

Statement

Details of any Shares and options issued under the NED Plan will be published in each annual report of the Company relating to the period in which the Shares and options are issued, and it will be noted that approval for the issue of the Shares and options was obtained under ASX Listing Rule 10.14.

If any additional persons become entitled to participate in the NED Plan after this Resolution is approved and who were not named in the Notice, such person will not participate until approval is obtained under ASX Listing Rule 10.14.

A voting exclusion statement is included in this Notice.

Termination Benefit

Sections 200B and 200E of the Corporations Act prohibit the Company from giving a benefit to a person who holds (or has held in the previous 3 years) a managerial or executive office with the Company or its subsidiaries, if that benefit is given in connection with that person’s retirement from office and is in excess of that person’s average annual base salary over the relevant period, unless the benefit is approved by Shareholders.

In accordance with the terms of the NED Plan, the Board has discretion as to whether the options lapse in the circumstance where an officer ceases to be an officer within the Opthea group for any reason. Shareholder approval is therefore sought under sections 200B and 200E of the Corporations Act to allow for the Board to exercise its discretion to allow vesting of the options in the event of cessation of any of the respective engagements of Dr Haller or Ms Robertson (which would otherwise be deemed, and treated as, a termination benefit).

The value of any benefit which may be given to Dr Haller or Ms Robertson resulting from a determination by the Board that options held by them will not lapse upon cessation of office cannot presently be ascertained. However, matters, events and circumstances that will, or are likely to, affect the calculation of that value are:

(a)	the number of options held by Dr Haller or Ms Robertson (as the case may be) prior to cessation of her employment and which would have otherwise lapsed;

(b)	the date when, and circumstances in which, Dr Haller or Ms Robertson ceases to hold office; and

(c)	the market price of the Company’s shares on ASX on the date the Board determines not to allow the relevant options to lapse.

Recommendation

Each of Dr Julia Haller and Ms Judith Robertson decline to make a recommendation to Shareholders in relation to Resolutions 8 and 9 so as to avoid any perceived conflict of interest in making a recommendation on the approval of options by non-executive Directors pursuant to the NED Plan.

Dr Megan Baldwin (being the only Director not eligible to participate in the NED Plan), considers the approval of the issue options in these circumstances to be appropriate and reasonable and recommends you vote in favour of Resolutions 8 and 9.

GLOSSARY

associate has the meaning given to it in the Listing Rules.

ASX means ASX Limited ACN 008 624 691 or, as the context requires, the financial market operated by it.

Board means the board of Directors.

Chair means the person appointed to chair the Company’s meeting. The Company intends to appoint Mr Jeremy Levin, the Company’s current non-executive chair, to act as chair at this meeting.

Closely Related Party has the meaning given to that term in section 9 of the Corporations Act.

Company or Opthea means Opthea Limited ACN 006 340 567.

Corporations Act means Corporations Act 2001 (Cth).

Directors means the directors of the Company and Director means any one of them.

Glossary means this glossary.

KMP means persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including any Director (whether executive or otherwise).

Listing Rule or ASX Listing Rule means the official listing rules of ASX.

Notice means this notice of annual general meeting.

Resolution means a resolution set out in this Notice.

Share means a fully paid ordinary share of the Company.

Shareholder means a holder of at least one Share.

VWAP means the volume weighted average price.

If you have any questions about the meeting, the Resolutions to be put to Shareholders or the proposals being considered, please contact the Company Secretary, Karen Adams on +61 3 9826 0399.

ANNEXURE A – TERMS OF

AMENDED AND RESTATED

LTIP